Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
RESTATED
CERTIFICATE OF INCORPORATION
OF
GROUPON, INC.
Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Groupon, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.The name of the Corporation is “Groupon, Inc.”
2.The Corporation’s Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on October 31, 2016.
3.This Certificate of Amendment to the Restated Certificate of Incorporation amends the Restated Certificate of Incorporation of the Corporation.
4.The amendment set forth in this Certificate of Amendment to the Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
5.This Certificate of Amendment shall become effective as of June 10, 2020 at 5:00 p.m. (Eastern time).
6.The text of Section 1 of Article IV of the Restated Certificate of Incorporation is hereby amended in its entirety as follows:

“Section 1. Authorized Shares. This Corporation is authorized to issue 150,500,000 shares, of which 100,500,000 shares shall be Common Stock, par value $0.0001 per share (the “Common Stock”), and 50,000,000 shares shall be Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

Upon the effectiveness of the filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each 20 shares of Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time will be reclassified and combined into one issued, fully paid and nonassessable share of Common Stock, without any action required on the part of the Corporation or the holders of such Common Stock. No fractional shares of Common Stock will be issued in connection with the reclassification and combination of shares of Common Stock provided herein. In lieu of fractional shares, the aggregate of all fractional shares otherwise issuable to the holders of record of Common Stock shall be issued to Computershare Trust Company, N.A. as transfer agent for the Common Stock (the “Transfer Agent”), as agent, for the accounts of all holders of record of Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all fractional interests will be effected by the Transfer Agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the Common Stock at the time of sale. After such sale and upon the surrender of the stockholders’ stock certificates, if any, the Transfer Agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests. From and after the Effective Time, stock certificates representing the Common Stock issued immediately prior to the Effective Time, if any, shall represent the number of whole shares of Common Stock into which such Common Stock shall have been reclassified and combined pursuant to this Certificate of Amendment to the Restated Certificate of Incorporation.

IN WITNESS WHEREOF, I have signed this Certificate of Amendment to the Restated Certificate of Incorporation this 10th day of June 2020.

By:	__/s/ Erin G Stone
Name: Erin G. Stone
Title: VP & Deputy General Counsel